                                UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                               SCHEDULE 13D/A

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. 3)*


                     Universal Seismic Associates, Inc.
--------------------------------------------------------------------------------
                              (Name of Issuer)


                  Common Stock, Par Value $.0001 Per Share
--------------------------------------------------------------------------------
                       (Title of Class of Securities)


                                 913828 109
                  ----------------------------------------
                               (CUSIP Number)


                              Paul E. McCollam
                  c/o Resource Investors Management Company
                           600 Travis, Suite 6875
                            Houston, Texas 77002
                               (713) 229-8800
--------------------------------------------------------------------------------
     (Name, Address and Telephone Number of Person Authorized to Receive
                         Notices and Communications)


                               August 5, 1997
           -------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

CUSIP NO. 913828 109                                       PAGE 2 OF 18 PAGES



--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Resource Investors Management Company Limited Partnership     06-114834

--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                        (a) [ ]
                                                                        (b) [X]

--------------------------------------------------------------------------------
 3    SEC USE ONLY



--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS (See Instructions)

      AF

--------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    [ ]



--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      Connecticut

      United States of America
--------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF                  0

           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY
                                     1,589,913 shares
          OWNED BY
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING                  0

           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH
                                     1,589,913 shares

-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,589,913 shares

--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      (See Instructions)                                                   [ ]


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      30.35%

--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON (See Instructions)

      PN

--------------------------------------------------------------------------------

                                 SCHEDULE 13D

CUSIP NO. 913828 109                                       PAGE 3 OF 18 PAGES



--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      RIMCO Associates, Inc.       06-114420

--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                        (a) [ ]
                                                                        (b) [X]

--------------------------------------------------------------------------------
 3    SEC USE ONLY



--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS (See Instructions)

      AF

--------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    [ ]



--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      Connecticut

      United States of America
--------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF                  0

           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY
                                     1,589,913 shares
          OWNED BY
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING                  0

           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH
                                     1,589,913 shares

-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,589,913 shares

--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      (See Instructions)                                                   [ ]


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      30.35%

--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON (See Instructions)

      CO

--------------------------------------------------------------------------------

                                 SCHEDULE 13D

CUSIP NO. 913828 109                                       PAGE 4 OF 18 PAGES



--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      RIMCO Partners, L.P.     06-120837

--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                        (a) [ ]
                                                                        (b) [X]

--------------------------------------------------------------------------------
 3    SEC USE ONLY



--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS (See Instructions)

      WC

--------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    [ ]



--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware

      United States of America
--------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF                  0

           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY
                                     359,057 shares
          OWNED BY
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING                  0

           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH
                                     359,057 shares

-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      359,057 shares

--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      (See Instructions)                                                   [ ]


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      6.86%

--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON (See Instructions)

      PN

--------------------------------------------------------------------------------

                                 SCHEDULE 13D

CUSIP NO. 913828 109                                       PAGE 5 OF 18 PAGES



--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      RIMCO Partners, L.P. II    06-126459

--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                        (a) [ ]
                                                                        (b) [X]

--------------------------------------------------------------------------------
 3    SEC USE ONLY



--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS (See Instructions)

      WC

--------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    [ ]



--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware

      United States of America
--------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF                  0

           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY
                                     636,104 shares
          OWNED BY
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING                  0

           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH
                                     636,104 shares

-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      636,104 shares

--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      (See Instructions)                                                    [ ]


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      12.14%

--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON (See Instructions)

      PN

--------------------------------------------------------------------------------

                                 SCHEDULE 13D

CUSIP NO. 913828 109                                       PAGE 6 OF 18 PAGES



--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      RIMCO Partners, L.P. III    06-129193

--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                        (a) [ ]
                                                                        (b) [X]

--------------------------------------------------------------------------------
 3    SEC USE ONLY



--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS (See Instructions)

      WC

--------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    [ ]



--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware

      United States of America
--------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF                  0

           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY
                                     79,403 shares
          OWNED BY
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING                  0

           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH
                                     79,403 shares

-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      79,403 shares

--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      (See Instructions)                                                    [ ]


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      1.52%

--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON (See Instructions)

      PN

--------------------------------------------------------------------------------

                                 SCHEDULE 13D

CUSIP NO. 913828 109                                       PAGE 7 OF 18 PAGES



--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      RIMCO Partners, L.P. IV    06-132748

--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                        (a) [ ]
                                                                        (b) [X]

--------------------------------------------------------------------------------
 3    SEC USE ONLY



--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS (See Instructions)

      WC

--------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    [ ]



--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware

      United States of America
--------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF                  0

           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY
                                     515,349 shares
          OWNED BY
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING                  0

           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH
                                     515,349 shares

-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      515,349 shares

--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      (See Instructions)                                                   [ ]


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      9.84%

--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON (See Instructions)

      PN

--------------------------------------------------------------------------------

                                 SCHEDULE 13D

CUSIP NO. 913828 109                                       PAGE 8 OF 18 PAGES



--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Roy V. Hood

--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                        (a) [ ]
                                                                        (b) [X]

--------------------------------------------------------------------------------
 3    SEC USE ONLY



--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS (See Instructions)

      AF

--------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    [ ]



--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      United States of America
--------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF                  0

           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY
                                     1,589,913 shares
          OWNED BY
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING                  0

           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH
                                     1,589,913 shares

-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,589,913 shares

--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      (See Instructions)                                                   [ ]


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      30.35%

--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON (See Instructions)

      IN

--------------------------------------------------------------------------------

                                 SCHEDULE 13D

CUSIP NO. 913828 109                                       PAGE 9 OF 18 PAGES



--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Paul E. McCollam

--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                        (a) [ ]
                                                                        (b) [X]

--------------------------------------------------------------------------------
 3    SEC USE ONLY



--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS (See Instructions)

      AF

--------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    [ ]



--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      United States of America
--------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF                  0

           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY
                                     1,589,913 shares
          OWNED BY
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING                  0

           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH
                                     1,589,913 shares

-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,589,913 shares

--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      (See Instructions)                                                   [ ]


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      30.35%

--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON (See Instructions)

      IN

--------------------------------------------------------------------------------

                                 SCHEDULE 13D

CUSIP NO. 913828 109                                       PAGE 10 OF 18 PAGES



--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Stephen F. Oakes

--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                        (a) [ ]
                                                                        (b) [X]

--------------------------------------------------------------------------------
 3    SEC USE ONLY



--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS (See Instructions)

      AF

--------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    [ ]



--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      United States of America
--------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF                  0

           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY
                                     1,589,913 shares
          OWNED BY
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING                  0

           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH
                                     1,589,913 shares

-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,589,913 shares

--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      (See Instructions)                                                   [ ]


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      30.35%

--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON (See Instructions)

      IN

--------------------------------------------------------------------------------

                                 SCHEDULE 13D

CUSIP NO. 913828 109                                       PAGE 11 OF 18 PAGES



--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      David R. Whitney

--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                        (a) [ ]
                                                                        (b) [X]

--------------------------------------------------------------------------------
 3    SEC USE ONLY



--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS (See Instructions)

      AF

--------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    [ ]



--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      United States of America
--------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF                  0

           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY
                                     1,589,913 shares
          OWNED BY
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING                  0

           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH
                                     1,589,913 shares

-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,589,913 shares

--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      (See Instructions)                                                  [ ]


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      30.35%

--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON (See Instructions)

      IN

--------------------------------------------------------------------------------

                                 SCHEDULE 13D

CUSIP NO. 913828 109                                       PAGE 12 OF 18 PAGES



--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      John B. Parsons

--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                        (a) [ ]
                                                                        (b) [X]

--------------------------------------------------------------------------------
 3    SEC USE ONLY



--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS (See Instructions)

      AF

--------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    [ ]



--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      United States of America
--------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF                  0

           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY
                                     1,589,913 shares
          OWNED BY
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING                  0

           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH
                                     1,589,913 shares

-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,589,913 shares

--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      (See Instructions)                                                   [ ]


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      30.35%

--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON (See Instructions)

      IN

--------------------------------------------------------------------------------

                                                             Page 13 of 18 Pages

    This Amendment No. 3 on Schedule 13D/A to the Statement on Schedule 13D (as amended by Amendment No. 1 and Amendment No. 2 on Schedule 13D/A) is filed on behalf of each of RIMCO Partners, L.P. ("RIMCO I"), RIMCO Partners, L.P. II ("RIMCO II"), RIMCO Partners, L.P. III ("RIMCO III"), RIMCO Partners, L.P. IV ("RIMCO IV"), Resource Investors Management Company Limited Partnership ("RIMCO"), RIMCO Associates, Inc. ("Associates"), Roy V. Hood, Paul E. McCollam, Stephen F. Oakes, David R. Whitney and John B. Parsons (the "Reporting Persons").

    Unless otherwise indicated, each capitalized term used but not otherwise defined herein shall have the meaning assigned to such term in the Schedule 13D, as amended ("Schedule 13D").

Item 1.  Security and Issuer: No change.

Item 2.  Identity and Background: No change.

Item 3. Source and Amount of Funds or Other Consideration.

    Item 3 is hereby supplemented by adding the following:

    On August 5, 1997, pursuant to the Settlement Agreement (as described below), the Limited Partnerships entered into a Stock Purchase Agreement (the "Purchase Agreement") for the purchase of an aggregate of 205,300 shares of Common Stock from Michael T. Kanarellis and Robert J. Kecseg (together, the "Sellers"), representing all of the shares of Common Stock of the Company owned by the Sellers, for an aggregate purchase price of $650,000. The effectiveness of the Purchase Agreement is contingent upon the dismissal with prejudice of the Lawsuit (as described below).

    The funds for the purchase price were provided out of the working capital of the Limited Partnerships.

Item 4. Purpose of Transaction.

    Item 4 is hereby supplemented by the following:

    On August 5, 1997, the Sellers, the Directors of the Company, Associates and RIMCO entered into a settlement agreement (the "Settlement Agreement") providing for the principal terms of the settlement of the lawsuit (the "Lawsuit") filed in Delaware Chancery Court by the Sellers against Rick Trapp, a former director and chairman of the board of the Company, each of the Company's Directors, Associates and RIMCO. In the lawsuit, the Sellers alleged, among other claims, that the defendants had committed securities fraud and breached their fiduciary duty to the stockholders of the Company.

    Among other things, the Settlement Agreement provides that as part of an overall settlement of the Lawsuit (including satisfactory mutual releases) the Company will, on behalf of its Directors, pay to the Sellers the sum of $1,750,000 plus certain expenses. In addition, pursuant to the Settlement Agreement, RIMCO has agreed, through the Limited Partnerships as its affiliates, to purchase all of the shares of Common Stock held by Sellers for a purchase price of $650,000. In connection with the settlement of the Lawsuit, RIMCO has further agreed to enter into loan agreements with the Company in the aggregate principal amount of $2 million to fund the payments to be made by the Company to the Sellers as part of the settlement of the lawsuit and for expenses associated with the lawsuit.

    Furthermore, as part of an ongoing review of their investment in the shares of Common Stock, Associates is currently exploring and may from time to time explore in the future a variety of alternatives. The alternatives may include, without limitation, an extraordinary corporation transaction, such as a merger or sale of the Company, or a recapitalization, tender offer or "going private" transaction. Through the two directors of the Company designated by Associates, Associates participates in the deliberations of the Company's Board of Directors. The two directors designated by Associates may, however, from time to time, abstain from voting on certain matters affecting Associates. There is no assurance that Associates will develop any plans or proposals with respect to any of the foregoing matters or, if any plan or proposal is developed, that any transaction

                                                             Page 14 of 18 Pages

would be consummated. Any alternatives which Associates may pursue will depend on a variety of factors, including, without limitation, current and anticipated future trading prices for the Common Stock, the financial condition, results of operations and prospects of the Company and general economic, financial market and industry conditions. Depending upon the foregoing factors, the Limited Partnerships may also sell all or part of the shares of Common Stock, or buy additional shares, in open market or privately negotiated transactions. Associates has held discussions from time to time with the Company's management regarding the Company and means of enhancing shareholder value. Associates expects that it will continue to have these discussions with the Company's management in the future. Associates is exploring a variety of alternatives which may or may not affect the structure and/or composition of the Company's Board of Directors. Other than as set forth above, Associates has no plans or proposals with respect to any of the matters set forth in paragraph (a) through (j) of Item 4 of Schedule 13D.


Item 5. Interest in Securities of the Issuer.

    Item 5 is hereby deleted in its entirety and replaced with the following:

    (a)-(b)

                         Number of
                           Shares           Shared           Shared         Sole         Sole
                        Beneficially        Voting         Investment      Voting     Investment
         Name              Owned            Power            Power         Power         Power       Percent
         ----           ------------        ------         ----------      ------     ----------     -------
 Associates              1,589,913        1,589,913        1,589,913          0            0           30.35%
 RIMCO                   1,589,913        1,589,913        1,589,913          0            0           30.35%
 RIMCO I                   359,057          359,057          359,057          0            0            6.86%
 RIMCO II                  636,104          636,104          636,104          0            0           12.14%
 RIMCO III                  79,403           79,403           79,403          0            0            1.52%
 RIMCO IV                  515,349          515,349          515,349          0            0            9.84%
 Roy V. Hood             1,589,913        1,589,913        1,589,913          0            0           30.35%
 Paul E. McCollam        1,589,913        1,589,913        1,589,913          0            0           30.35%
 David R. Whitney        1,589,913        1,589,913        1,589,913          0            0           30.35%
 John B. Parsons         1,589,913        1,589,913        1,589,913          0            0           30.35%
 Stephen F. Oakes        1,589,913        1,589,913        1,589,913          0            0           30.35%

         (c) No transactions by any of the reporting persons other than those transactions identified in Item 3 have taken place in the last 60 days.

         (d)-(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         The first through and including the seventh paragraphs of Item 6 are hereby deleted and amended to read as follows:

         RIMCO is the managing general partner of RIMCO I, RIMCO II, RIMCO III and RIMCO IV, which own Warrants (and, in the case of RIMCO I, RIMCO II and RIMCO IV, New Warrants) to purchase an aggregate of 233,300,

                                                             Page 15 of 18 Pages

89,516, 6,600 and 114,234 shares of Common Stock, respectively. RIMCO has a profits interest in the portfolio securities held by RIMCO I, RIMCO II, RIMCO III and RIMCO IV.

         Associates is the managing general partner of RIMCO, which is the managing general partner of RIMCO I, RIMCO II, RIMCO III and RIMCO IV. Associates has a profits interest in RIMCO, which, as indicated above, has a profits interest in the portfolio securities held by RIMCO I, RIMCO II, RIMCO III and RIMCO IV.

         Roy V. Hood, Paul E. McCollam, David R. Whitney and Stephen F. Oakes are managing directors of RIMCO. Each of Roy V. Hood, Paul E. McCollam, David
R. Whitney and John B. Parsons is a shareholder of Associates. Mr. Hood is a shareholder and President and a director of Associates. Mr. McCollam is a shareholder and Vice President, Secretary and Treasurer and a director of Associates. Mr. Whitney is a shareholder and a Vice President and a director of Associates. Mr. Parsons is a shareholder and a director of Associates.

         RIMCO I is a Delaware limited partnership engaged in the business of making investments in the energy sector of the natural resource industry. RIMCO I is the record owner of a Warrant to purchase 57,750 shares of Common Stock and a New Warrant to purchase 175,550 shares of Common Stock. RIMCO I is also the record owner, following the conversion of the Convertible Notes on August 14, 1996, of 50,823 shares of Common Stock of the Company, plus 74,934 shares acquired pursuant to the Settlement Agreement. RIMCO I has a combined interest in 359,057 shares of Common Stock or 6.86% of the outstanding Common Stock as of August 5, 1997.

         RIMCO II is a Delaware limited partnership engaged in the business of making investments in the energy sector of the natural resource industry. RIMCO II is the record owner of a Warrant to purchase 57,750 shares of Common Stock and a New Warrant to purchase 31,766 shares of Common Stock. RIMCO II is also the record owner, following the conversion of the Convertible Notes on August 14, 1996, and the exchange of the Exchangeable Notes on September 30, 1996, of 488,488 shares of Common Stock of the Company, plus 58,100 shares acquired pursuant to the Settlement Agreement. RIMCO II has a combined interest in 636,104 shares of Common Stock or 12.14% of the outstanding Common Stock as of August 5, 1997.

         RIMCO III is a Delaware limited partnership engaged in the business of making investments in the energy sector of the natural resource industry. RIMCO III is the record owner of a Warrant to purchase 6,600 shares of Common Stock. RIMCO III is also the record owner, following the conversion of the Convertible Notes on August 14, 1996, and the exchange of the Exchangeable Notes on September 30, 1996, of 61,511 shares of Common Stock of the Company, plus 11,292 shares acquired pursuant to the Settlement Agreement. RIMCO III has a combined interest in 79,403 shares of Common Stock or 1.52% of the outstanding Common Stock as of August 5, 1997.

         RIMCO IV is a Delaware limited partnership engaged in the business of making investments in the energy sector of the natural resource industry. RIMCO IV is the record owner of a Warrant to purchase 42,900 shares of Common Stock and a New Warrant to purchase 71,334 shares of Common Stock. RIMCO IV is also the record owner, following the conversion of the Convertible Notes on August 14, 1996, and the exchange of the Exchangeable Notes on September 30, 1996, of 340,141 shares of Common Stock of the Company, plus 60,974 shares acquired pursuant to the Settlement Agreement. RIMCO IV has a combined interest in 515,349 shares of Common Stock or 9.84% of the outstanding Common Stock as of August 5, 1997.

Item 7. Material to be Filed as Exhibits.

         A.    Agreement for Joint Filing on Behalf of Each Reporting Person

         B. Warrant Agreement, including form of Warrant (filed as Exhibit B to the Schedule 13D and incorporated herein by reference)

         C.    Form of Convertible Note (filed as Exhibit C to the
               Schedule 13D and incorporated herein by reference)

                                                             Page 16 of 18 Pages


         D. Stock Ownership and Registration Rights Agreement among the the Company, UNEXCO, Inc., a wholly owned subsidiary of Company, and the Limited Partnerships (filed as Exhibit D to the Schedule 13D and incorporated herein by reference)

         D-1   First Amendment to Stock Ownership and Registration Rights Agreement
               among the Company, UNEXCO, Inc., a wholly owned subsidiary of
               Company, and the Limited Partnerships (filed as Exhibit D-1 to Amendment No. 1 to the Schedule 13D and incorporated
               herein by reference)

         E.    New Warrant Agreement, including form of New Warrant
               (filed as Exhibit E to Amendment No. 1 to the Schedule 13D and incorporated herein by reference)

         F. Form of Exchangeable Note (filed as Exhibit F to Amendment No. 1 to the Schedule 13D and incorporated herein by reference)

         G. Guaranty and Exchange Agreement (filed as Exhibit G to Amendment No. 1 to the Schedule 13D and incorporated herein by reference)

         G-1.  First Amendment to Guaranty and Exchange Agreement
               (filed as Exhibit G-1 to Amendment No. 1 to the Schedule 13D and incorporated herein by reference)

         H. Powers of Attorney (filed as Exhibit H to Amendment No. 2 to the Schedule 13D and incorporated herein by reference)

         I.    Stock Purchase Agreement dated as of August 5, 1997 among
               Michael T. Kanarellis and Robert J.Kecseq as Sellers and the Limited
               Partnerships as Purchasers.

                                                             Page 17 of 18 Pages

                                   SIGNATURES

         After reasonable inquiry and to the best of the knowledge and belief of each of the following reporting persons, each reporting person certifies that the information set forth in this statement is true, complete and correct.

Date: August 8, 1997

Signature:                          Resource Investors Management Company
                                    Limited Partnership
                                    By:  RIMCO Associates, Inc.,
                                           Its General Partner


                                    By: /s/ Roy V. Hood
                                       -------------------------------
                                        Name: Roy V. Hood
                                        Title: President

Date: August 8, 1997

Signature:                          RIMCO Associates, Inc.


                                    By: /s/ Roy V. Hood
                                       -------------------------------
                                        Name: Roy V. Hood
                                        Title: President

Date: August 8, 1997

Signature:                          RIMCO Partners, L.P.
                                    By: Resource Investors Management
                                        Company Limited Partnership,
                                             Its General Partner
                                    By: RIMCO Associates, Inc.,
                                             Its General Partner


                                    By: /s/ Roy V. Hood
                                       -------------------------------
                                        Name: Roy V. Hood
                                        Title: President

Date: August 8, 1997

Signature:                          RIMCO Partners, L.P. II
                                    By: Resource Investors Management
                                        Company Limited Partnership,
                                             Its General Partner
                                    By: RIMCO Associates, Inc.,
                                             Its General Partner


                                    By: /s/ Roy V. Hood
                                       -------------------------------
                                        Name: Roy V. Hood
                                        Title: President

                                                             Page 18 of 18 Pages

Date: August 8, 1997

Signature:                          RIMCO Partners, L.P. III
                                    By: Resource Investors Management
                                        Company Limited Partnership,
                                             Its General Partner
                                    By: RIMCO Associates, Inc.,
                                             Its General Partner


                                    By: /s/ Roy V. Hood
                                       -------------------------------
                                        Name: Roy V. Hood
                                        Title: President

Date: August 8, 1997

Signature:                          RIMCO Partners, L.P. IV
                                    By: Resource Investors Management
                                        Company Limited Partnership,
                                             Its General Partner
                                    By: RIMCO Associates, Inc.,
                                             Its General Partner


                                    By: /s/ Roy V. Hood
                                       -------------------------------
                                        Name: Roy V. Hood
                                        Title: President

Date: August 8, 1997

Signature:                             /s/ Roy V. Hood
                                    ----------------------------------
                                       Roy V. Hood

Date: August 8, 1997

Signature:                             /s/ Paul E. McCollam *
                                    ----------------------------------
                                       Paul E. McCollam

Date: August 8, 1997

Signature:                             /s/ David R. Whitney *
                                    ----------------------------------
                                       David R. Whitney

Date: August 8, 1997

Signature:                             /s/ Stephen F. Oakes *
                                    ----------------------------------
                                       Stephen F. Oakes

Date: August 8, 1997

Signature:                             /s/ John B. Parsons *
                                    ----------------------------------
                                       John B. Parsons


* By: Roy V. Hood
 Attorney-in-Fact

                                 EXHIBIT INDEX



         A.    Agreement for Joint Filing on Behalf of Each Reporting Person

         I. Stock Purchase Agreement dated as of August 5, 1997 among Michael T. Kanarellis and Robert J.Kecseq as Sellers and the Limited Partnerships as Purchasers.